Exhibit 4.2

This is a free translation from the French language and is supplied solely for information purposes.  Only the original version in French language has legal force.

EDAP TMS S.A.
Société anonyme au capital de 1.087.166,73 €
Siège Social : Parc d'activité La Poudrette Lamartine
4, rue du Dauphiné -  69120 Vaulx-en-Velin (France)

316 488 204 RCS LYON

SHARE PURCHASE OPTION PLAN Extraordinary and Ordinary Assembly Meeting of June 29, 2004 Board of Directors of February 24, 2004

1 – NUMBER OF SHARES ALLOCATED

The total number of shares that could be purchased upon exercise of options under the current Plan will be limited to 240,000 shares of the Company.

On February 24, 2004, the Board of Directors fixed the number of options that will be allocated under this Plan together with the list of beneficiaries.

2 – SHARE PURCHASE PRICE OF OPTIONS

EDAP TMS grants options to beneficiaries and therefore enables them to purchase up to 240,000 shares of the Company, under certain conditions at a fixed price of two euros and sixty cents (2.60 €).

The price of the Shares shall be entirely paid on the exercise of the Options.

In the event that the Company would implement in particular any of the operations set out in article L. 225-161 paragraphes 5 and 6 and article L. 225-161 paragraphes 1 and 2 of French Commercial Code (Code de Commerce), the number (hereinafter the « Number of Shares Under Option », the « Number of SUO ») and the price of the Shares included in the Option (hereinafter the « Price of the Shares Under Option », the « Price of SUO »), shall be adjusted in accordance with the provisions of article 6 hereof.

3 – DURATION OF THE OPTION

According to the decisions taken by the General Shareholders Meeting January 29th 2004, the Options shall be in force for ten years, that is from its execution until February 24th, 2014.

The Options shall become null and void, without any particular formality, as soon as, for any reason whatsoever, the employment agreement between the Beneficiary and the Company and/or the functions of member of the Board of the Company is terminated. By derogation to this rule the Options shall not be null and void when the Beneficiary becomes a salaried employee or a member of the Board of EDAP TMS or any of its subsidiaries of which it owns more than 50% of the capital.

The date for the termination of the employment agreement taken into account shall be, depending upon the case, (a) the date of sending the resignation letter by the Beneficiary or (b) the date of receiving by the Beneficiary of his/her dismissal letter.

4 - CONDITIONS OF EXERCISE OF THE OPTIONS

The Beneficiary shall be entitled to exercise the Options, in accordance with the schedule set out hereafter, under the condition that he/she shall have had a continuous employment of at least six months within the salaried staff and/or the board of EDAP TMS and / or its subsidiaries.

The right to exercise the Options may be suspended by the Board of Directors, for a maximum period of three (3) months, whenever any financial operation is being prepared or implemented, directly or indirectly dealing with the stock capital of EDAP TMS.

EDAP TMS shall inform the Beneficiary of the period during which the exercise of the options shall be suspended.

If the right to exercise the Options terminates during a suspension period, this right will be extended and will terminate a month after the end of such a suspension period.

In case of purchase merger, merger or split off taking place during the year during which the Options cannot be exercised, it is planned that:

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In the one case, the merging Company can decide that the Options will give right to Shares of the merging Company or to Shares of the Company resulting from the merger. The number and the price of the “new” SUO will be determined by applying the exchange ratio used for the merger or by applying any others terms and conditions defined by the merging Company ;

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in the other case, the Beneficiary can exercise his/her options before the merger. The Shares resulting from the merger exchange cannot be sold before the end of the period defined by the law. In case that this prohibition will not be respected, the French social taxes, if any, will be in charge of the Beneficiary.

In case of purchase merger, merger or split off taking place after the year during which the Options cannot be exercised, the Board of Directors could compel the Beneficiary to call his/her Options. In that case, the Board of Directors will inform the Beneficiary by registered letter with acknowledgement of receipt, at least, six months prior to the implementation of the operation.

 Schedule of exercise of the options

 During the period of validity hereof, the Beneficiary shall be entitled to exercise the Options by quarter as follows:

- the first quarter, one year after allocation, i.e. from February 24th, 2005,

- the second quarter, two years after allocation, i.e. from February 24th, 2006,
- the third quarter, three years after allocation, i.e. from February 24th, 2007,
- the fourth quarter, four years after allocation, i.e. from February 24th, 2008,

The period of validity of the Options will terminate on February 24th 2014.

Schedule for the sale of the Shares

The Shares resulting from the exercise of the options would be under the form of ADRs (American Depositary Receipts) directly tradable on the NASDAQ market.

If the Beneficiary of the Options is submitted to French tax laws and/or French social laws from the granting of the Options until the sale of the Shares resulting from the exercise of the options, the Shares cannot be sold before a period of four years beginning at the granting of the options.

Consecutively :

-	the shares purchased one year after the granting of the options shall be kept for at least three years before being possibly sold,
-	the shares purchased more than one year after the granting of the options shall be kept at least until the day after the fourth anniversary of the date of the granting.

During this four years period, the Shares resulting from the exercise of the Options will be under custody in the USA.

Nevertheless, the Shares will be possibly sold as soon as they will be bought, in the cases of:

-	dismissal if the Options have been exercised at least three months before the date of the dismissal ;
-	retirement by employer decision if the Options have been exercised at least three months before the date of the retirement ;
-	death ;
-	invalidity of 2d or 3d category.

5 - EXERCICE OF THE OPTIONS

The Options shall be exercisable only when all conditions provided for in this agreement are fulfilled as of the day of the exercise of the Options.

In order to exercise the Options, the Beneficiary shall send to the legal representative of EDAP TMS by registered mail with acknowledgement of receipt, a notification indicating the number of Shares which the Beneficiary wishes to purchase, together with a bank check drawn up to the order of EDAP TMS for an amount equal to the price for the Shares.

Upon receiving such notification, EDAP TMS shall give to the Beneficiary a certificate indicating the beneficial ownership date of the Shares so purchased (hereinafter the « Certificate »). Notwithstanding the provisions of the previous paragraph, the beneficial ownership date for the Shares shall, in principle, be fixed as of the date of issuance of the Certificate.

By derogation to such principle, whenever legal or administrative rules applicable to EDAP TMS and / or provisions of the EDAP TMS Articles of Association make it compulsory for EDAP TMS to respect various formalities and / or delays before proceeding to the transfer of the Shares purchased by the Beneficiary by virtue of this agreement, the remittance date for the Certificate and the beneficial ownership for the Shares shall be postponed by the necessary period for the accomplishment of such formalities.

The shares of EDAP TMS are listed on NASDAQ. In order to respect the rules of this Stock Exchange, the Shares of the Beneficiary will be registered after purchasing of ADRS and, if necessary, delivering of a Certificate. The Beneficiary shall not be the owner of the Shares and shall have no beneficial ownership to the rights vested in the Shares before the date mentioned in the Certificate corresponding to the Shares which he/she shall have purchased. Before such date, he/she shall not be entitled to exercise any right vested in the Shares whatsoever.

6 – ADJUSTMENT OF PRICE OF OPTIONS

6.1           In the event that EDAP TMS would proceed to an increase of capital by cash or in kind contribution and suppress the shareholders preferential right to subscribe to new shares, the Price of the SUO will not be adjusted.

6.2           In the event that EDAP TMS would proceed to an increase of capital in cash reserved to its shareholders, the Price of the SUO fixed in accordance to article 2 hereof and as modified by virtue of this article shall be decreased by an amount equal to the product of such price, multiplied by the ratio between the subscription right and the value of the Share before the detachment of such right.

The respective values of the subscription right and the value of the Share shall be calculated as follows :

(a)
If the Shares are, as of the date of the increase of capital in cash reserved to the shareholders, listed on the official listing or any other listing of a stock exchange, the subscription right shall be calculated by taking into account the number of newly issued securities to which any Share gives right, the issuance price of such securities and the value of the Share before the detachment of the subscription right. Such value shall be equal to the average of at least twenty (20) consecutive quotations for the Shares chosen among the forty (40) quotations preceding that of the issuance starting day.

(b)
If the Shares are not listed, as of the date of the increase of capital in cash reserved to the shareholders, in any way whatsoever, the respective values of the subscription right and the Share shall be equal to the average negotiated prices during the last three months before the increase of capital, if such negotiations have been held.

In the absence of significant negotiations, the valuations retained for the Share and the subscription right shall be those retained by the Management Board, based upon the special report of the Statutory Auditor.

6.3           In the event that EDAP TMS would proceed to an increase of capital by way of incorporating reserves, profits or premiums on stock and distribution of free shares, the Price of the SUO, as it is fixed under article 1 hereof and as modified by virtue of this article, shall be adjusted by calculating the product of such price multiplied by the ratio between the number of old Shares and the total amount of old and new Shares. For the computation of such ratio, account shall be taken, of the existence, if any, of various categories of old and new Shares.

6.4           In the event that convertible bonds or exchangeable bonds reserved to shareholders are issued, one shall proceed as set out in article 6.1 or 6.2 depending on the situation.

6.5           In the event that EDAP TMS would distribute its reserves into cash or into securities held in its portfolio, the Price of SUO, as fixed by article 2 hereof and as it may have been modified by virtue of this article, shall be decreased by an amount equal to the product of such price multiplied by the ratio between the value of the cash or securities distributed and the value of the Share before distribution.

If the Shares or the securities distributed by EDAP TMS are listed on a stock exchange, the value of the Share before distribution and the value of the distributed securities shall be determined by the average of the first daily quotations during a period of at least one (1) month and no more than two (2) months prior to the beginning of the distribution.

If the Shares or distributed securities are not listed, the value of the Shares before distribution and that of the distributed securities shall be fixed in accordance with the provisions set out in paragraph 4 of article 6.2 hereof.

6.6           In all cases mentioned in articles 6.2 to 6.4 hereabove, the Number of SUO shall be adjusted in such a manner that the global Price of SUO shall remain constant. The Number of SUO so adjusted shall be rounded up to immediately superior unit.

6.7           In case of an increase in capital by way of incorporating reserves and by raising the par value of the Shares, there shall be no adjustment of the Price of SUO.

6.8           In the event that EDAP TMS would proceed to a decrease of capital motivated by losses, the Price of SUO, as fixed by article 1 hereof and as it may have been modified by virtue of this article, shall be adjusted by calculating the product of such price multiplied by the ratio between the number of old Shares and the number of Shares remaining after decrease of capital.

Additionally, there shall be an adjustment of the Number of SUO so that the global Price of SUO remains constant, it being specified that such number shall be rounded up to the immediately superior unit.

6.9           In the event that EDAP TMS would proceed to a decrease of capital by way of decreasing the par value of the Shares, there shall be no adjustment.

7 – NON TRANSFERABILITY

The rights herein granted to the Beneficiary are not transferable. However, in case the Beneficiary dies, his/her heirs shall be entitled to exercise the Options within six months as from the date of the decease.

Any sale, transfer of ownership, pledge, collateral warranty or security of any kind, given or accepted by the Beneficiary in connection with the Shares Under Options which the Beneficiary has not already purchased shall be null and void.

8 - ENFORCEABILITY

If any provision of this agreement is held void by a final judgment or decree of any court, commission or other judicial or quasi-judicial body of competent jurisdiction, this agreement shall remain in force and effect in all other respects as if such provision had not been included in this Agreement.

9 – APPLICABLE LAW

This agreement is governed in all respects by French Law.

In addition, the parties hereby consent to the exclusive jurisdiction of the Lyon Commercial Court (Tribunal de Commerce de Lyon).